UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

MATERIAL INFORMATION

Bogotá D.C., March 20, 2020

Avianca Holdings S.A. (the “Company”) informs that S&P Global Ratings has downgraded the Company’s credit rating from “B-” to “‘CCC” while placing the CreditWatch on negative. The full report issued by S&P Global Ratings is available on the Company’s website (www.aviancaholdings.com) under “Investor Relations––Avianca Holdings S.A. Issuances—Bond Documents.”

For further information, please contact:

Avianca Investor Relations

Phone: + 571 587 7700 ext. 2474, 1349

Email: ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 171 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary